November 3, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Katherine Wray
Stephen Krikorian
Laura Veator

Re:	Square, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 26, 2015
File No. 333-207411

Ladies and Gentlemen:

On behalf of our client, Square, Inc. (“Square” or the “Company”), we submit this letter in response to Comment Number 3 from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 29, 2015, relating to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). For the convenience of the Staff, we are providing copies of this letter to the Staff by overnight delivery.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. All page references herein correspond to the page of Amendment No. 1 to the Registration Statement.

Notes to the Consolidated Financial Statements

Note 2-Fair Value of Financial Instruments, F-19

3.	We note your disclosure that you agreed to facilitate the sale of 2,269,830 shares of Series D preferred stock held by Starbucks to a third party, and if the aggregate purchase price in a sale to a third party is less than $37 million, then the company will pay Starbucks the difference. Clarify what consideration you gave to classifying these shares as temporary equity. We refer you to ASC 480-10-S99. Further, tell us what the fair value of the derivative liability is as of October 23, 2015, and what consideration you gave to disclosing any material increases as a subsequent event. Lastly, clarify why it is appropriate to include these shares as a pro forma adjustment.

The Company respectfully advises the staff that it considered the guidance in ASC 480-10-S99 in forming its accounting conclusion on this matter. The Company does not believe that the guidance is applicable in these circumstances as there was no

AUSTIN  BEIJING  BRUSSELS  HONG KONG  LOS ANGELES  NEW YORK  PALO  ALTO  SAN DIEGO

SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC  WILMINGTON, DE

Securities and Exchange Commission

November 3, 2015

amendment or modification to the terms of the Series D preferred stock held by Starbucks. The rights, preferences and privileges of any preferred shares have not changed since the shares were originally issued in August 2012. Instead, the Company entered into a separate freestanding financial instrument, in conjunction with the signing of an amendment to the commercial business arrangement with Starbucks, whereby it has agreed to facilitate a sale of these shares and, if the proceeds are less than $37 million, the Company will pay the difference. The Company has accounted for this freestanding instrument as a derivative and therefore accounted for it at fair value with changes in fair value recorded to the income statement. The Company believes that both instruments are appropriately accounted for under the relevant accounting guidance.

The Company has not obtained an updated valuation of the financial instrument as of October 23, 2015 as the Company plans to value this instrument at the end of each quarter. The Company did however obtain a sensitivity analysis of key inputs of the valuation model in conjunction with the September 30, 2015 valuation. This analysis showed that any potential changes in the inputs as of October 23, 2015 would have an immaterial impact on the amount of the derivative liability. As a result, this would not be a subsequent event and disclosure is not warranted. The Company respectfully directs the Staff to the fair value disclosures in Note 2—Fair Value of Financial Instruments of the Registration Statement which discusses the aforementioned sensitivity analysis regarding the derivative liability valuation inputs.

The Company believes it is appropriate to include these preferred shares as pro forma adjustments because the Company continues to assume the automatic conversion and reclassification of all outstanding preferred stock into shares of the Company’s Class B common stock in connection with the initial public offering. As noted above, the rights, preferences and privileges of the Series D preferred stock remain unchanged. As such the Company advises the Staff that no facts currently exist that would require a different pro forma treatment for these shares. As the Company does not know whether these shares will ultimately be purchased by a third party or by the Company, the Company respectfully submits that it believes it is more factual and supportable to include these shares along with the other preferred stock for pro forma disclosure purposes.

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Securities and Exchange Commission

November 3, 2015

Please direct any questions regarding the Company’s response or the Registration Statement to me at (650) 320-4554 or dsegre@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ David J. Segre

David J. Segre

cc:	Dana R. Wagner, Square, Inc.

Sydney B. Schaub, Square, Inc.

Tait O. Svenson, Square, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Calise Y. Cheng, Wilson Sonsini Goodrich & Rosati, P.C.

David C. Karp, Wachtell, Lipton, Rosen & Katz

Ronald C. Chen, Wachtell, Lipton, Rosen & Katz

Gordon Moodie, Wachtell, Lipton, Rosen & Katz

William H. Hinman, Jr., Simpson Thacher & Bartlett LLP

Daniel N. Webb, Simpson Thacher & Bartlett LLP